Exhibit 99.78

FOR IMMEDIATE RELEASE

TSX Symbol: COA

NASDAQ OMX Symbol: COA

[Logo of Coastal Contacts, Inc.]

COASTAL CONTACTS TO RELEASE Q2 2011 FINANCIAL RESULTS ON JUNE 13, 2011

Vancouver, BC — June 7, 2011 - Coastal Contacts Inc. (TSX: COA; Stockholm: COA), the world’s largest online retailer of eyeglasses and contact lenses, issued notice today that it will release its 2011 second fiscal quarter financial results on Monday, June 13, 2011 at 4:00pm ET. Coastal will host a conference call to review the financial results and company operations at 4:30pm ET the same day. Participating in the call will be Roger Hardy, Founder and CEO and Glen Kayll, CFO.

To attend the call, participants may dial:

North American Toll Free	1-888-892-3255
Sweden	02 007 919 89

A replay of the call will be available for 7 days. To access the replay listeners may dial:

Local/International	1-800-937-6305
Passcode	569950

About Coastal Contacts:

Coastal Contacts Inc. has quickly become the world’s leading online retailer of vision care products, attributable to a combination of fast delivery, a customer-centric approach and great selection at the lowest possible prices. Founded in 2000, Coastal designs, produces and distributes the largest selection of eyeglasses and contact lenses on the Internet, including a unique combination of designer eyeglasses, contact lenses, sunglasses, and vision care accessories. Coastal Contacts services customers in more than 150 countries through the Coastal Contacts family of websites including: CoastalContacts.com, ClearlyContacts.ca, Lensway.com, Lensway.co.uk, Lensway.se, ClearlyContacts.com.au, ClearlyContacts.co.nz, Contactsan.com, and Coastallens.com.

For Further Information:

Terry Vanderkruyk

Vice President, Corporate Development

Coastal Contacts Inc.

604.676.4498

terryv@coastalcontacts.com

Forward Looking Statements

All statements made in this news release, other than statements of historical fact, are forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should,” “likely,” “potential,” “continue,” “project,” “forecast,” “prospects,” and similar expressions typically are used to identify forward-looking statements.

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict.

Persons reading this news release are cautioned that forward-looking statements or information are only predictions, and that our actual future results or performance may be materially different due to a number of factors. Reference should also be made to the section entitled “Risk Factors” contained in our most recently filed Annual Information Form dated January 28, 2011 for a detailed description of the risks and uncertainties relating to our business. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. These forward-looking statements are made as of the date of this news release and we expressly disclaim any intent or obligation to update these forward-looking statements, unless we specifically state otherwise and except as required by applicable law.